Safety, Income and Growth, Inc.

1114 Avenue of the Americas

New York, NY  10036

June 19, 2017

VIA EDGAR

Sonia Gupta Barros

Rahul Patel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Request for Acceleration of Effectiveness
Safety, Income and Growth, Inc.

Registration Statement on Form S-11

(File No. 333-217244)

Dear Ms. Barros and Mr. Patel:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Safety, Income and Growth, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on June 21, 2017, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

Safety, Income and Growth, Inc.

By:	/s/ Jay Sugarman
Name:	Jay Sugarman
Title:	Chief Executive Officer